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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairholme Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Road
(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew O. Tierney — 610-382-3829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew O. Tierney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairholme Distributors Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

2/28/12

Notary Public 2/28/12

State of Delaware County of New Castle

JUDY C CAMPBELL
NOTARY PUBLIC
STATE OF DELAWARE
My commission expires March 2, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FAIRHOLME DISTRIBUTORS, INC.

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Financial Statements and Supplemental Schedules

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Financial Statements and Supplemental Schedules

December 31, 2011

Table of Contents

	Page
Facing Page and Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Schedules	
Computation of Net Capital under SEC Rule 15c3-1	11
Statement Regarding Rule 15c3-3	12
Supplementary Report	
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	13



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fairholme Distributors, Inc.:

We have audited the accompanying statement of financial condition of Fairholme Distributors, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairholme Distributors, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 28, 2012

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	93,760
Accounts receivable		24,601
Due from affiliates		23,316
Prepaid expenses		47,814
Income taxes receivable		703
Investment income receivable		5
Total assets	$	190,199

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	27,327
Income taxes payable		1,005
Total liabilities		28,332
Stockholder's equity:		
Common stock, $1.00 par value, 1,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		149,900
Retained earnings		11,867
Total stockholder's equity		161,867
Total liabilities and stockholder's equity	$	190,199

See accompanying notes to financial statements.

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Income

Year ended December 31, 2011

Revenues:		
Service fees	$	134,163
Investment income		25
Total revenues		134,188
Expenses:		
Allocated support services		66,165
Professional and other services		37,463
General office expenses		388
Total expenses		104,016
Income before income taxes		30,172
Provision for income taxes		13,098
Net income	$	17,074

See accompanying notes to financial statements.

FAIRHOLME DISTRIBUTORS, INC.

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

	Common stock			Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares		Amount			
Balances at January 1, 2011	100	$	100	99,900	(5,207)	94,793
Capital contributions	—		—	50,000	—	50,000
Net income	—		—	—	17,074	17,074
Balances at December 31, 2011	100	$	100	149,900	11,867	161,867

See accompanying notes to financial statements.

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statements of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	17,074
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase)/ decrease in assets:		
Accounts receivable		8,583
Prepaid expenses		(44,510)
Due from affiliates		(23,316)
Icome taxes receivable		(703)
Investment income receiable		(5)
Increase/ (decrease) in liabilities:		
Accrued expenses		(8,438)
Due to affiliates		21,560
Income taxes payable		(1,263)
Net cash used in operating activities		(31,018)
Cash flows from financing activities:		
Capital contributions		50,000
Net cash provided by financing activities		50,000
Net increase in cash and cash equivalents		18,982
Cash and cash equivalents at beginning of period		74,778
Cash and cash equivalents at end of year	$	93,760
Supplemental cash flows disclosure:		
Income tax payments	$	15,064

See accompanying notes to financial statements.

(1) Organization

Fairholme Distributors, Inc., (the Company) is a wholly owned subsidiary of BNY Mellon Distributors Inc. (the Parent) and an indirect, wholly owned subsidiary of BNY Mellon Distributors Holdings Inc. (BNYMD) and The Bank of New York Mellon Corporation (BNY Mellon), a publicly traded company.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer, pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company serves solely as distributor and principal underwriter to the Fairholme Family of Funds (the Funds) and, as a result, substantially all of the Company's revenues from these services were earned from the Funds.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 (40 Act).

(c) Accounts Receivable

Accounts receivable includes amounts due for the performance of distribution and support services.

(d) Revenue Recognition

Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds.

(e) Out-of-Pocket Expenses

Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as a component of "Service fees," while the expenses are included within "Professional and other services" and "General office expenses" in the statement of income.

(Continued)

(f) ***Income Taxes***

The operating results of the Company are included in the consolidated U.S. Federal tax return and combined state tax returns of BNY Mellon and its subsidiaries. The Company accrues income taxes for Federal and State combined returns on a modified separate return method so that net operating losses (or other tax attributes) are realized by the Company when these tax attributes are utilized in the consolidated tax returns. In states where the Company files separate from BNY Mellon, taxes are accrued on a separate company basis. The amount of current tax expense or benefit calculated is either remitted to or received from BNY Mellon pursuant to a tax sharing agreement between BNY Mellon and the Company. The Company accounts for income taxes in accordance with FASB ASC, Topic 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates and those differences may or may not be material.

(h) ***Recently Issued Accounting Pronouncements***

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which is effective for periods beginning after December 15, 2011 for nonpublic entities. The update permits a reporting entity to measure the fair value of a group of financial asset and financial liabilities on the basis of the reporting entity's net exposure to market risks or to credit risk on a recurring basis, subject to specific requirements. The update also specifies that in the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the update enhances the disclosure requirements which require reporting entities to provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. The update also requires a reporting entity to disclose the valuation processes used for fair value measurements within Level 3 of the fair value.

(3) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the

(Continued)

Company had net capital of $63,573, which was $58,573 in excess of the required net capital of $5,000. The Company's resulting ratio of aggregate indebtedness to net capital was 0.45 to 1.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

(4) Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. At December 31, 2011, the Company held no Level 2 assets.

Level 3 – Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. At December 31, 2011, the Company held no Level 3 assets.

Assets and liabilities measured at fair value on a recurring basis, including instruments for which the Company has elected the fair value option, are summarized below. Cash and cash equivalents classified as Level 1 assets include investments in open-end money market mutual funds of $93,000 at December 31, 2011.

	Level 1	Total
At December 31, 2011:		
Cash and cash equivalents	$ 93,000	93,000

(5) Income Taxes

The operating results of the Company are included in the consolidated U.S. federal tax return and combined state tax returns of BNY Mellon and its subsidiaries. The Company also files a stand-alone return in Pennsylvania.

The income tax expense included in the statement of income is as follows:

At December 31, 2011:		
Current:		
Federal	$	9,194
State and local		3,904
		13,098
Deferred:		
Federal		—
State and local		—
		—
Total tax expense	$	13,098

At December 31, 2011, the Company had intercompany taxes receivable from and payable to BNY Mellon of $703 and $1,005, respectively.

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes.

The Company's federal and Pennsylvania tax returns are open for examination for the period beginning on July, 1, 2010 when it was acquired by BNY Mellon Corporation.

At December 31, 2011, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain income tax positions.

On January 30, 2012, the Company converted from a Delaware corporation to a Delaware limited liability company. For tax purposes, the Company will be disregarded and treated as a division of BNY Mellon Distributors Holdings Inc.

(Continued)

(6) Related Party Transactions

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with an affiliate, which is under common control of BNY Mellon. Accordingly, the Company has been charged for such shared costs. The Parent, BNY Mellon and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2011, these allocations totaled $66,165, which are included in "Allocated support Services" in the statement of income. At December 31, 2011, amounts receivable from affiliates totaled $23,316, which is included in "Due from affiliates" on the statement of financial condition. At December 31, 2011, amounts payable to the Parent and affiliates totaled $27,327, which is included in "Due to affiliates" on the statement of financial condition. The income taxes receivable of $703 and income taxes payable of $1,005, as recorded on the statement of financial condition, is an intercompany receivable and payable, respectively.

The members of the Board of Directors of the Company are employees of the Parent or an affiliate. For the year ended December 31, 2011, the Board members did not receive any remuneration for their services.

(7) Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts or money market mutual funds.

(8) Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's financial position, results of operations or cash flows.

(9) Subsequent Events

On November 25, 2011, BNY Mellon Distributors Holdings Inc., the Parent of the Company, entered into an agreement to sell the Company to Foreside Distributors, LLC. With anticipation of sale, the Company converted from a Delaware Domestic Corporation to a Delaware limited liability company on January 30, 2012.

SUPPLEMENTARY SCHEDULES

Schedule I

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2011

Net capital:		
Stockholder's equity	$	161,867
Deduction for nonallowable assets:		
Accounts receivable		24,601
Due from affiliates		23,316
Prepaid expenses		47,814
Income taxes receivable		703
Net capital before haircuts on securities positions		65,433
Haircuts on securities:		
Investment in money market mutual fund (2% of $93,000)		1,860
Net capital		63,573
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of required minimum	$	58,573
Aggregate indebtedness	$	28,332
Ratio of aggregate indebtedness to net capital		0.45 to 1

Statement pursuant to SEC Rule 17a-5(d)(4):

There are no material differences between the amounts presented above and amounts presented in the Company's December 31, 2011 unaudited amended FOCUS Part II Report filed by the Company on February 28, 2012.

See accompanying Report of Independent Registered Public Accounting firm.

Schedule II

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement Regarding Rule 15c3-3

December 31, 2011

The Company is exempt under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, limiting business to the distribution of mutual funds and/or variable life insurance or annuities.

At December 31, 2011, the Company held no customer funds and had no required deposit.

See accompanying Report of Independent Registered Public Accounting Firm.

SUPPLEMENTARY REPORT



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Controls Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Fairholme Distributors, Inc.:

In planning and performing our audit of the financial statements of Fairholme Distributors, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012